EXHIBIT 99.1

Shopify Announces First-Quarter 2018 Financial Results

First-Quarter Revenue Grows 68% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - May 1, 2018 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading multi-channel commerce platform, today announced strong financial results for the quarter ended March 31, 2018.

"Merchants love Shopify because it allows them to sell anywhere, anytime. It also helps them with the many tasks that come with running a retail business,” said Tobi Lütke, Shopify’s CEO. “These layers of value we offer merchants give us a healthy variety of growth drivers. One of those drivers is our merchants’ own success. Helping them get their first sale and keeping them selling is a big part of what we work on every day.”

First-Quarter Financial Highlights

•	Total revenue in the first quarter was $214.3 million, a 68% increase from the comparable quarter in 2017.

•
Subscription Solutions revenue grew 61% to $100.2 million. This increase was driven by the continued rapid growth in Monthly Recurring Revenue[1] (“MRR”) , driven by an increase in the number of merchants joining the Shopify platform.

•
Merchant Solutions revenue grew 75% to $114.1 million, driven primarily by the growth of Gross Merchandise Volume[2] (“GMV”), which includes revenue from payments processing, transaction fees, Shopify Capital, referral fees from partners and Shopify Shipping, each of which grew more than 50% over last year’s first quarter. Increasing penetration of Shopify Capital and Shopify Shipping also contributed to the slight acceleration in the year-over-year growth rate of Merchant Solutions revenue.

•
MRR as of March 31, 2018 was $32.5 million, up 57% compared with $20.7 million as of March 31, 2017. Shopify Plus contributed $7.0 million, or 22%, of MRR compared with 17% of MRR as of March 31, 2017.

•
GMV for the first quarter was $8.0 billion, an increase of $3.1 billion, or 64% over the first quarter of 2017. Gross Payments Volume[3] (“GPV”) grew to $3.0 billion, which accounted for 38% of GMV processed in the quarter, versus $1.8 billion, or 38%, for the first quarter of 2017.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2.Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
3.Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.

•	Gross profit dollars grew 71% to $123.8 million as compared with the $72.2 million recorded for the first quarter of 2017.

•	Operating loss for the first quarter of 2018 was $20.3 million, or 9% of revenue, versus a loss of $14.5 million, or 11% of revenue, for the comparable period a year ago.

•	Adjusted operating loss[4] for the first quarter of 2018 was 0.1% of revenue, or $0.2 million; adjusted operating loss for the first quarter of 2017 was 3.4% of revenue, or $4.3 million.

•	Net loss for the first quarter of 2018 was $15.9 million, or $0.16 per share, compared with $13.6 million, or $0.15 per share, for the first quarter of 2017.

•	Adjusted net income[4] for the first quarter of 2018 was $4.2 million, or $0.04 per share, compared with an adjusted net loss of $3.5 million, or $0.04 per share, for the first quarter of 2017.

•
At March 31, 2018, Shopify had $1.58 billion in cash, cash equivalents and marketable securities, compared with $938 million on December 31, 2017. The increase reflects the proceeds from Shopify’s offering of Class A subordinate voting shares in the first quarter.

First-Quarter Business Highlights

Shopify continues to expand its feature set to enrich the platform for merchants upmarket, downmarket, within its partner ecosystem, and internationally:

•
In March, shopping on Instagram was expanded beyond the US to the UK, Australia, Canada, Germany, France, Italy, Spain, and Brazil. Merchants in these countries, plus 35 more countries that were added in April, can now tag products in their posts, letting consumers complete the entire buyer journey from discovery to checkout. With over 500 million daily active users, Instagram is one of the fastest-growing social apps around, connecting consumers, influencers, and brands.

•
Also in March, Shopify launched an integration with Google Pay on Shopify stores, allowing hundreds of millions of shoppers to experience an accelerated checkout. With Google Pay, shoppers will experience a fast checkout involving fewer steps and a mobile-first design. Shopify is the first commerce platform enabling Google Pay for its users.

•
Shopify Shipping adoption continued to increase with a third of eligible merchants in the United States and Canada using Shopify Shipping in March. With the contribution of carriers added last quarter to the Shopify platform, monthly billings for Shopify Shipping in the first quarter have already surpassed the peak achieved at the height of the 2017 retail season.

•
Purchases from merchants’ stores coming from mobile devices continued to climb in the quarter, accounting for 75% of traffic and 64% of orders for the three months ended March 31, 2018, versus 69% and 59%, respectively, for the first quarter of 2017.

4. Please refer to “Non-GAAP Financial Measures” in this press release.

•
Shopify Capital issued $60.4 million in merchant cash advances in the first quarter of 2018, more than three times the $18.9 million issued in the first quarter of last year. Shopify Capital has grown to over $230 million in cumulative cash advanced since its launch in April 2016, $63.5 million of which was outstanding on March 31, 2018.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

For the full year 2018, Shopify currently expects:

•	Revenues in the range of $1 billion to $1.01 billion

•	GAAP operating loss in the range of $105 million to $110 million

•	Adjusted operating profit[4] in the range of $0 million to $5 million, which excludes stock-based compensation expenses and related payroll taxes of $110 million

For the second quarter of 2018, Shopify currently expects:

•	Revenues in the range of $230 million to $235 million

•	GAAP operating loss in the range of $32 million to $34 million

•	Adjusted operating loss[4] in the range of $5 million to $7 million, which excludes stock-based compensation expenses and related payroll taxes of $27 million

Quarterly Conference Call

Shopify’s management team will hold a conference call to discuss its first-quarter results today, May 1, 2018, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s First-Quarter 2018 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its First-Quarter 2018 Management’s Discussion and Analysis are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify
Shopify is the leading cloud-based, multi-channel commerce platform. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 600,000 businesses in approximately 175 countries and is trusted by brands such as Red Bull, Nestle, Rebecca Minkoff, Kylie Cosmetics, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss/profit, non-GAAP operating expenses, adjusted net loss/income and adjusted net loss/income per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws,

including statements regarding Shopify’s financial outlook and future financial performance. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Director, Investor Relations	Public Relations Manager
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2018	March 31, 2017
	$	$
Revenues
Subscription solutions	100,198	62,080
Merchant solutions	114,142	65,299
	214,340	127,379
Cost of revenues
Subscription solutions	23,160	12,254
Merchant solutions	67,338	42,884
	90,498	55,138
Gross profit	123,842	72,241
Operating expenses
Sales and marketing	75,784	45,334
Research and development	47,716	26,594
General and administrative	20,675	14,774
Total operating expenses	144,175	86,702
Loss from operations	(20,333)	(14,461)

Other income	4,431	863
Net loss	(15,902)	(13,598)
Other comprehensive income (loss), net of tax	(6,834)	1,437
Comprehensive loss	(22,736)	(12,161)
Basic and diluted net loss per share attributable to shareholders	(0.16)	(0.15)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	102,256,644	90,242,889

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	March 31, 2018	December 31, 2017
	$	$
Assets
Current assets
Cash and cash equivalents	196,578	141,677
Marketable securities	1,383,455	796,362
Trade and other receivables, net	28,365	21,939
Merchant cash advances receivable, net	63,528	47,101
Other current assets	17,551	18,598
	1,689,477	1,025,677
Long-term assets
Property and equipment, net	51,654	50,360
Intangible assets, net	21,088	17,210
Goodwill	20,317	20,317
	93,059	87,887
Total assets	1,782,536	1,113,564
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	79,053	62,576
Current portion of deferred revenue	32,993	30,694
Current portion of lease incentives	1,530	1,484
	113,576	94,754
Long-term liabilities
Deferred revenue	1,480	1,352
Lease incentives	16,355	14,970
Deferred tax liability	1,236	1,388
	19,071	17,710
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 92,882,410 and 87,067,604 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,745,988 and 12,810,084 issued and outstanding	1,745,300	1,077,477
Additional paid-in capital	47,094	43,392
Accumulated other comprehensive income (loss)	(3,399)	3,435
Accumulated deficit	(139,106)	(123,204)
Total shareholders’ equity	1,649,889	1,001,100
Total liabilities and shareholders’ equity	1,782,536	1,113,564

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Three months ended
	March 31, 2018	March 31, 2017
	$	$
Cash flows from operating activities
Net loss for the period	(15,902)	(13,598)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation	7,582	4,534
Stock-based compensation	17,925	9,207
Provision for uncollectible receivables related to merchant cash advances	1,582	592
Unrealized foreign exchange gain	(128)	(111)
Changes in operating assets and liabilities:
Trade and other receivables	(8,161)	557
Merchant cash advances receivable	(18,009)	(6,033)
Other current assets	(2,193)	(3,124)
Accounts payable and accrued liabilities	11,571	8,836
Deferred revenue	2,427	3,122
Lease incentives	1,431	17
Net cash provided (used) by operating activities	(1,875)	3,999
Cash flows from investing activities
Purchase of marketable securities	(933,307)	(97,675)
Maturity of marketable securities	347,902	111,535
Acquisitions of property and equipment	(5,405)	(2,633)
Acquisitions of intangible assets	(5,447)	(924)
Net cash provided (used) by investing activities	(596,257)	10,303
Cash flows from financing activities
Proceeds from the exercise of stock options	6,294	2,980
Proceeds from public offering, net of issuance costs	646,984	—
Net cash provided by financing activities	653,278	2,980
Effect of foreign exchange on cash and cash equivalents	(245)	(27)
Net increase in cash and cash equivalents	54,901	17,255
Cash and cash equivalents – Beginning of Period	141,677	84,013
Cash and cash equivalents – End of Period	196,578	101,268

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2018	March 31, 2017
	$	$
GAAP Gross profit	123,842	72,241
% of Revenue	58%	57%
add: stock-based compensation	426	214
add: payroll taxes related to stock-based compensation	63	35
Non-GAAP Gross profit	124,331	72,490
% of Revenue	58%	57%

GAAP Sales and marketing	75,784	45,334
% of Revenue	35%	36%
less: stock-based compensation	4,038	1,481
less: payroll taxes related to stock-based compensation	731	179
Non-GAAP Sales and marketing	71,015	43,674
% of Revenue	33%	34%

GAAP Research and development	47,716	26,594
% of Revenue	22%	21%
less: stock-based compensation	10,865	5,833
less: payroll taxes related to stock-based compensation	1,051	485
Non-GAAP Research and development	35,800	20,276
% of Revenue	17%	16%

GAAP General and administrative	20,675	14,774
% of Revenue	10%	12%
less: stock-based compensation	2,596	1,679
less: payroll taxes related to stock-based compensation	345	241
Non-GAAP General and administrative	17,734	12,854
% of Revenue	8%	10%

GAAP Operating expenses	144,175	86,702
% of Revenue	67%	68%
less: stock-based compensation	17,499	8,993
less: payroll taxes related to stock-based compensation	2,127	905
Non-GAAP Operating Expenses	124,549	76,804
% of Revenue	58%	60%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2018	March 31, 2017
	$	$
GAAP Operating loss	(20,333)	(14,461)
% of Revenue	(9)%	(11)%
add: stock-based compensation	17,925	9,207
add: payroll taxes related to stock-based compensation	2,190	940
Adjusted Operating loss	(218)	(4,314)
% of Revenue	—%	(3)%

GAAP Net loss	(15,902)	(13,598)
% of Revenue	(7)%	(11)%
add: stock-based compensation	17,925	9,207
add: payroll taxes related to stock-based compensation	2,190	940
Adjusted Net income (loss) and comprehensive loss	4,213	(3,451)
% of Revenue	2%	(3)%

GAAP net loss per share attributable to shareholders	(0.16)	(0.15)
add: stock-based compensation	0.18	0.10
add: payroll taxes related to stock-based compensation	0.02	0.01
Adjusted net income (loss) per share attributable to shareholders	0.04	(0.04)
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	102,256,644	90,242,889